UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Urbanek, Lida
   75 Tuscaloosa Avenue


   Atherton, CA  94027
2. Issuer Name and Ticker or Trading Symbol
   KLA-Tencor Corporation (KLAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     4,480          I  LIMAK Partners LL
                                                                                                                   C
Common Stock                                                                                     1,271,414      I  by Trust
Common Stock                                                                                     32,924         I  Family Foundation


Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $12.5000                                                                                05/13/06
(right to buy)
Non-Qualified Stock Option     $13.4400                                                                                07/22/08
(right to buy)
Non-Qualified Stock Option     $17.5900                                                                                11/17/08
(right to buy)
Non-Qualified Stock Option     $17.7800                                                                                05/15/05
(right to buy)
Non-Qualified Stock Option     $26.2500                                                                                11/10/10
(right to buy)
Non-Qualified Stock Option     $29.0000                                                                                07/22/07
(right to buy)
Non-Qualified Stock Option     $37.0500        11/08/02       A         5,000                                          11/08/12
(right to buy)
Non-Qualified Stock Option     $37.0500        11/08/02       A         5,000                                          11/08/12
(right to buy)
Non-Qualified Stock Option     $46.2800                                                                                11/16/09
(right to buy)
Non-Qualified Stock Option     $47.2300                                                                                11/09/11
(right to buy)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   5,280                     5,280         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,666                     6,666         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,946                     1,946         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option     11/08/02  Common Stock                   5,000                                   D   Direct
(right to buy)
Non-Qualified Stock Option     11/08/02  Common Stock                   5,000                     10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Stuart J. Nichols
    For: Lida Urbanek
DATE 11/11/02